UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

EXICURE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30205M309

(CUSIP Number)

Kyungwon Oh

Chief Executive Officer

CBI USA, Inc. and DGP Co., Ltd.

c/o Baker & Hostetler LLP

One North Wacker Drive, Suite 3700

Chicago, IL 60606-2841

Attention: Jonathan Park

(312) 416-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30205M309

1.	Names of Reporting Persons CBI USA, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,660
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 163,660
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,660
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)
14.	Type of Reporting Person CO

(1)

Percentage ownership based on 2,172,323 shares outstanding (representing 1,833,109 shares outstanding as of September 9, 2024, as reported by the Company’s transfer agent, plus 339,214 shares that the Company agreed to issue to pursuant to those certain debt-for-equity equity exchange agreements dated September 12, 2024 as reported in the Form 8-K filed by the Company on September 13, 2024).

CUSIP No. 30205M309

1.	Names of Reporting Persons DGP Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 849,223
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 849,223
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 849,223
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.1%(1)
14.	Type of Reporting Person CO

(1)

Percentage ownership based on 2,172,323 shares outstanding (representing 1,833,109 shares outstanding as of September 9, 2024, as reported by the Company’s transfer agent, plus 339,214 shares that the Company agreed to issue to pursuant to those certain debt-for-equity equity exchange agreements dated September 12, 2024 as reported in the Form 8-K filed by the Company on September 13, 2024).

SCHEDULE 13D

This Amendment No. 14 (“Amendment No. 14”), being filed jointly by CBI USA, Inc. (“CBI USA”) and DGP Co., Ltd. (“DGP”, and together with CBI USA, the “Reporting Persons”), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2022 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed with the SEC on October 31, 2022 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on December 5, 2022 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on December 19, 2022 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on January 23, 2023 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 13, 2023 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on March 3, 2023 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on May 1, 2023 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on May 17, 2023 (“Amendment No. 8”), Amendment No. 9 thereto filed with the SEC on June 28, 2023 (“Amendment No. 9”), Amendment No. 10 thereto filed with the SEC on August 8, 2023 (“Amendment No. 10”), Amendment No. 11 thereto filed with the SEC on March 4, 2024 (“Amendment No. 11”), Amendment No. 12 thereto filed with the SEC on July 2, 2024 (“Amendment No. 12”), and Amendment No. 13 thereto filed with the SEC on August 5, 2024 (“Amendment No. 13”), the “Schedule 13D”) by CBI USA, and, with respect to Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, and Amendment No. 13, DGP, with respect to the Common Stock, par value $0.0001 per share, of Exicure, Inc. (“Exicure” or the “Company”). This Amendment No. 14 amends Items 5 and 6 to the extent set forth below.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

On September 12, 2024, in connection with the Debt-for-Equity Exchange (as reported in Item 6), DGP agreed to exchange the DGP Note for 237,233 shares of its common stock. As a result, as of September 12, 2024, DGP beneficially owns (with sole voting power) 849,223 shares of Common Stock representing 39.1% of the outstanding shares of Common Stock, and CBI USA beneficially owns (with sole voting and dispositive power) 163,660 shares of Common Stock representing 7.5% of the outstanding shares of Common Stock. The Reporting Persons as a group beneficially own 46.6% of the outstanding shares of Common Stock as of such date. The percentage ownerships are based on 2,172,323 shares outstanding (representing 1,833,109 shares outstanding as of September 9, 2024, as reported by the Company’s transfer agent, plus 339,214 shares that the Company agreed to issue pursuant to those certain debt-for-equity equity exchange agreements dated September 12, 2024 as reported in the Form 8-K filed by the Company on September 13, 2024).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented as follows:

On September 10, 2024, DGP and OverdigmK entered into an amendment of the DGP Sale Agreement, as amended, pursuant to which the closing date for the balance of the DGP Sale was extended to October 31, 2024 and the purchase price was changed to $3.00 per share.

On September 12, 2024, DGP entered into a debt-for-equity exchange agreement with the Company (the “Exchange Agreement”). Under the Exchange Agreement, in exchange for the satisfaction in full of the principal amount plus accrued and unpaid interest on that certain the $700,000 promissory note dated May 28, 2024 (the “DGP Note”), the Company agreed to issue 237,233 shares of its common stock to DGP (representing a conversion price of $3.00 per share) (the “Debt-for-Equity Exchange”).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2024

CBI USA, INC.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer

DGP Co., Ltd.

By:	/s/ Kyungwon Oh
Name: Kyungwon Oh
Title: Chief Executive Officer